EXHIBIT (b)(5)
Pursuant to Rule 12b-12(d) under the Exchange Act, set forth below is an English language summary of a Portuguese language commercial paper loan among Sonae, Banco Commerical Português and Banco Millenium BCP Investimento.
Sonae SGPS (“Sonae”), entered into a commercial paper program on December 5, 2006, with Banco Comercial Português S.A. (“BCP”), as subscription Guarantor, and Banco Millennium BCP Investimento (“BCPI”), as Agent and Dealer and Arranger, in the amount of €750 million (the “BCP CP”), for the purpose of subsequently lending the funds to Sonaecom B.V. through an inter-company loan. The BCP CP is a Euro short-term CP program with a one year maturity. Pursuant to the BCP CP, Sonae may issue commercial paper with maturities ranging between seven and thirty days, with a minimum amount of €100 million and with subsequent amounts in €50 million multiples. The maximum interest rate applicable to the BCP CP is the Intervention rate (rate applicable when the issue is made under the subscription guarantee) which is equal to EURIBOR for the drawdown tenor plus an additional spread of 0.2%. BCPI also acts as placement agent (Dealer), and receives an agency fee in line with current market practice.
The BCP CP includes common terms and conditions for this type of short term facilities, such as: (i) obtaining the requested authorizations, (ii) compliance with applicable laws and regulations, (iii) payment of taxes and other obligations, (iv) financial information obligations (v) cross acceleration event of default (with customary materiality thresholds, cure periods and qualifications), (vii) misrepresentation, and (viii) Bankruptcy event of default.